SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended November 12, 2002


               VERB EXCHANGE INC.                                000-30683
------------------------------------------------------     ---------------------
 (Translation of Registrant's name into English)               SEC File No.

                                AYOTTE MUSIC INC.
--------------------------------------------------------------------------------
                                  (Former name)

         Suite 908, 1055 Dunsmuir Street, Vancouver, BC, Canada V7X 1L2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F     X                Form 40-F

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                         No     X

ACQUISITION OF VERB EXCHANGE INC. AND CHANGE IN CONTROL OF THE ISSUER.

     On November 12, 2002, Ayotte Music Inc. (the "Issuer") closed the arrangement agreement with Verb Exchange Inc. ("Verb") by issuing shares and warrants to the holders of outstanding securities of Verb. See the Transition Report on Form 20-F for the fiscal year ended December 31, 2001 and the arrangement agreement filed therewith as an exhibit.

     The Issuer has changed its name to Verb Exchange Inc., and the acquired company (formerly named Verb Exchange Inc.) has been renamed Verb Exchange (Management) Inc.

     As a result of the transaction, the Issuer now has 10,383,955 shares of common stock issued and outstanding, comprised of (A) 3,288,800 shares held by the Issuer's shareholders immediately prior to the transaction (in connection with the transaction, all outstanding shares of the Issuer immediately before the closing were reverse split on a 1 new for 5 old shares basis); (B) 6,795,155 shares issued to the former holders of Verb shares, special warrants and convertible debentures, to acquire all the outstanding shares, special warrants and convertible debentures of Verb; and (C) 300,000 shares issued to finders for services in introducing the Issuer and Verb to each other.

     Also as a result of the transaction, warrants to purchase an additional 3,029,230 shares of the Issuer were issued to the former holders of certain of the Verb special warrants, and to the former holders of the Verb convertible debentures and warrants to purchase common shares of Verb; these warrants:

     a. as to the right to purchase 132,000 shares of the Issuer, are exercisable at CDN$0.80 per share until March 27, 2003;

     b. as to the right to purchase 200,000 shares of the Issuer, are exercisable at CDN$0.75 per share until November 8, 2003;

     c. as to the right to purchase 25,000 shares of the Issuer, are exercisable at US$5.00 per share until November 15, 2003;

     d. as to the right to purchase 30,000 shares of the Issuer, are exercisable at CDN$1.25 per share until November 30, 2003;

     e. as to the right to purchase 1,000,000 shares of the Issuer, are exercisable at CDN$1.25 per share until May 8, 2004;

     f. as to the right to purchase 748,700 shares of the Issuer, are exercisable at CDN$0.65 per share until December 31, 2002 and at $0.80 per share until September 30, 2003; and

     g. as to the right to purchase 893,530 shares of the Issuer, are exercisable at CDN$$0.65 per share until December 31, 2002 and at $0.80 per share until November 8, 2003.

     Warrants to purchase 99,200 shares of the Issuer were issued to various finders who assisted in the concurrent financing for the transaction. These warrants have the same exercise terms as the warrants in subparagraph (g) above.

     All of the securities issued in, or in connection with, the transaction were issued to residents of Canada or other foreign jurisdictions. Resale of such securities will be subject to Regulation S and rule 144.

     The Issuer has also has 990,138 special warrants outstanding, each convertible for no additional consideration into one share of the Issuer and a warrant to purchase an additional share of the Issuer at a price of CDN$0.80 per share until April 23, 2002.

     Verb is a Canadian company which is a leading provider of Unified Communications, Advanced Messaging and Broadcast Solutions for today's organizations and mobile professionals. Verb's services simplify communications for people on the move. The Issuer is a publicly held corporation (TSXV:VBX), headquartered in Vancouver, BC.

     The names of the new officers and directors of the Issuer and information about the shares, warrants and options held by such persons, is set forth below. Each person holds sole voting and dispositive power over the securities held by each person. To the knowledge of the Issuer, there presently are no voting agreements or pledges of securities, or similar arrangements to which any of the named persons are parties, which could result in a change in control of the Issuer.

     Officers and directors as a group hold 1,488,836 shares (14.3%) of the common stock of the Issuer.

NAME                   POSITION      SHARES     WARRANTS     OPTIONS         SUBTOTAL     % HELD (1)

Nathanael Lineham      CEO and      768,883        4,544     210,000         983,427        9.3%
                       Director
David Ebert            CFO          160,184        4,497     160,000         324,681        3.1%
Jeff Durno             Director     106,990       37,019     100,000         244,009        2.3%
Michael Iverson        Director           0        7,328      75,000          82,328        0.8%
Noel Bambrough         Director           0            0     135,000 (2)     135,000        1.3%
Ross Wilmot            Director           0            0     135,000 (2)     135,000        1.3%

(1) Percentage is based on outstanding shares owned, plus shares which would be outstanding if the warrants and options were exercised.

(2) Includes a private option to acquire 60,000 shares from an existing shareholder of the Issuer and 75,000 incentive stock options granted by the Issuer to the named individual.

     By January 15, 2003, the Issuer will file under cover of Form 6-K/A: (A) the audited balance sheet of Verb as of December 31, 2001 and related financial statements for the two years then ended, and the unaudited balance sheet of Verb as of September 30, 2002 and related financial statements for the nine months then ended; and (B) pro forma financial information (balance sheet as of December 31, 2001 as if the transaction with Verb had occurred as of that date; pro forma income statement for the 12 months ended December 31, 2001, and for the nine months ended September 30, 2002).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VERB EXCHANGE INC.
                                           (formerly Ayotte Music Inc.)


Date:  December 2, 2002                By:      /s/  David Ebert
                                            ------------------------------------
                                            David Ebert, Chief Financial Officer